Exhibit 10.2

DATED 23RD SEPTEMBER 2008

AS AMENDED AND RESTATED ON 23RD OCTOBER 2008

CALL OPTION AGREEMENT

Between

EDF PRODUCTION UK LTD

And

ATP OIL & GAS (UK) LIMITED

THIS AGREEMENT is dated 23rd September 2008

and amended and restated on the day of October 2008

PARTIES

(1)	EDF PRODUCTION UK LTD, a company incorporated in England and Wales (company number 6683599 whose registered office is at 1 Blake Mews, Kew Gardens, London TW9 3GA (Buyer).

(2)	ATP OIL & GAS (UK) LIMITED, a company incorporated in England and Wales (company number 3949599) whose registered office is at Victoria House, London Square, Cross Lanes, Guildford GU1 1UJ (Seller).

BACKGROUND

(A)

The Buyer has agreed to purchase the Interests on the terms and conditions of the Sale and Purchase Agreement entered into between the Buyer and Seller on 23rd September 2008 as amended and restated today (the Amended and Restated Sale and Purchase Agreement);

(B)	The Seller is the legal and beneficial owner of the Option Interests and has agreed to enter into a call option in favour of the Buyer upon the terms of this Agreement; and

(C)	The Parties wish to set out the terms and conditions upon which the aforesaid sale and purchase of the Option Interests shall take place in the event of exercise of such option.

AGREED TERMS

1.	INTERPRETATION

1.1	Unless otherwise stated in this Agreement, the definitions and rules of interpretation set out in the SPA Terms shall apply in this Agreement. For the purposes of this Agreement the following shall have the meanings set out below:

Completion: the completion of the exercise of the Option as described in the SPA Terms.

Exercise Notice: the written notice given by the Buyer in accordance with clause 4.1 and in the form set out in Schedule 1.

First Exercise Date: has the meaning set out in clause 3.1 (a).

Interests: has the meaning set out in the Amended and Restated Sale and Purchase Agreement.

Lapse: the lapse of the Option in accordance with clause 3.1(b).

Option: the option granted in favour of the Buyer by clause 2.

Option Period: the time during which the Buyer may exercise the Option, as set out in clause 3.

Option Interests: has the meaning set out in the SPA Terms.

SPA Terms: the terms and conditions of the sale and purchase under which the Buyer shall buy the Option Interests as set out in Schedule 2 of this Agreement.

Tunnel: has the meaning set out in the SPA Terms.

1.2	Clause, schedule and paragraph headings shall not affect the interpretation of this agreement.

1.3	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.4	The schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement and any reference to this agreement includes the schedules.

1.5	References to clauses and schedules are to the clauses and schedules of this agreement; references to paragraphs are to paragraphs of the relevant schedule.

1.6	A reference to one gender shall include a reference to the other genders.

1.7	Words in the singular shall include the plural and vice versa.

1.8	A reference to a statute or statutory provision is a reference to it as it is in force for the time being, taking account of any amendment, extension or re-enactment and includes any subordinate legislation for the time being in force made under it.

1.9	Writing or written includes faxes but not e-mail.

1.10	Where the words include(s), including or in particular are used in this agreement, they are deemed to have the words “without limitation” following them. The words other and otherwise are illustrative and shall not limit the sense of the words preceding them.

1.11	Any obligation in this agreement on a person not to do something includes an obligation not to agree or allow that thing to be done.

2.	GRANT OF THE OPTION

2.1	In consideration of the payment of £1 by the Buyer to the Seller (receipt of which is hereby acknowledged by the Seller), the Seller grants to the Buyer an option to purchase the Option Interests on the terms set out in this Agreement (including in the SPA Terms).

2.2	The Option Interests shall be sold pursuant to the SPA Terms.

3.	OPTION PERIOD

3.1	The Option may only be exercised:

(a)	after the later of 1st December 2008 and the Completion Date (as defined in the Amended and Restated Sale and Purchase Agreement) such date being the First Exercise Date; and

(b)	before the later of 5pm (Paris time) on a date which is sixty days after the First Exercise Date (or such later date as the Parties may agree),

and if the Option is not exercised on or before such date, it shall lapse.

For the purposes of this clause 3.1, the date of exercise of the Option is the date on which the Buyer serves the Exercise Notice on the Seller and not the date on which the Seller is deemed to receive the Exercise Notice in accordance with clause 15.3.

4.	EXERCISE

4.1	The Option shall be exercised by the Buyer giving the Seller an Exercise Notice in the form set out in Schedule 1 containing:

(a)	the date on which the Exercise Notice is given;

(b)	a statement to the effect that the Buyer is exercising the Option; and

(c)	a signature by or on behalf of the Buyer

and the Buyer making a payment of six million one hundred and forty thousand Pounds (£6,140,000) into the Seller’s Account within 5 Business Days of serving such notice by way of an advance of part of the Purchase Price.

4.2	The Option may be exercised only in respect of all of the Option Interests.

4.3	Once given, an Exercise Notice may not be revoked without the written consent of the Seller.

5.	SPA TERMS

5.1	The Parties hereby agree that immediately upon the giving of an Exercise Notice the SPA Terms shall apply to the sale and purchase of the Option Interests and the Parties shall be bound by the same as if such terms and conditions had been incorporated into the main body of this Agreement and/or as if a new agreement containing such terms and conditions shall have been entered into at the time of such Exercise Notice.

5.2	Without prejudice to the generality of Clause 5.1, Completion of the sale and purchase shall be conditional upon satisfaction of the Conditions set out in Clause 2.2 of the SPA Terms.

5.3	The consideration for the sale and transfer by the Seller to the Buyer of the Option Interests shall be the payment by the Buyer of a sum calculated using the following formula:

if X > 69.1p/therm, then the Purchase Price = £6,140,000 + [(X/69.1) x £66,250,000]

if X < 69.1p/therm, then the Purchase Price = £72,390,000

Where:

X = price in p/therm of gas as determined by the Tunnel as of the day before the day on which the Option is exercised

69.1 p/therm = price per therm of gas as determined by the Tunnel as of October 22, 2008

(the “Purchase Price”) as adjusted pursuant to the SPA Terms.

6.	COMPLETION

6.1	Completion shall take place at the address of ATP Oil & Gas Corporation’s offices in Houston, USA (or such other place as the Parties may agree).

6.2	At Completion, the Buyer shall pay or procure the payment of the Purchase Price to the Seller in accordance with the SPA Terms.

6.3	The Seller and the Buyer shall meet their obligations at Completion as provided in Clause 5 of the SPA Terms.

7.	WARRANTIES

The Seller represents and warrants to the Buyer that:

(a)	it has full power and authority to grant the Option on the terms and conditions of this Agreement (including the SPA Terms);

(b)	it is, and will remain during the Option Period, the legal and beneficial owner of the Option Interests, subject only to the Option; and

(c)	the Option Interests whilst taken together with the Interests represent the entire legal and beneficial interests of the Seller in the Licensed Interest Documents.

8.	BUYER’S PROTECTION

8.1	Until Completion or until the Lapse of the Option (whichever is earlier), the Seller shall meet its obligations under Clause 4 of the SPA Terms (Interim Period) as if the Option had been exercised and such covenants are immediately in full force and effect.

8.2	The Seller shall notify and keep the Buyer informed between the date hereof and Completion or the Lapse of the Option (whichever is earlier) in a timely manner, of all material matters not of a routine or minor nature affecting the Interests and/or any breaches of the Warranties contained in the SPA Terms and make available for review by the Buyer and any person authorised by the Buyer all Data reasonably requested by the Buyer.

8.3	The Seller shall until Completion or until the Lapse of the Option (whichever is the earlier) continue as Operator and shall in good faith support all and any requests of the Buyer in relation to any change of operator it shall require for the Interests and the Option Interests after Completion. The Buyer agrees that it will not commence a discussion with the Secretary regarding a change of operatorship to the Buyer (or an Affiliate including for this purpose Edison S.p.A.) in relation to the Interests and/or the Option Interests until after issue of the Exercise Notice or until Lapse of the Option.

9.	CONFIDENTIALITY AND ANNOUNCEMENTS

The provisions of Clause 9 of the SPA Terms shall apply.

10.	FURTHER ASSURANCE

At all times after the date of this Agreement the parties shall, at their own expense, execute all such documents and do all such acts and things as may reasonably be required for the purpose of giving full effect to this agreement.

11.	ASSIGNMENT

No Party shall assign or transfer its rights or its obligations under this Agreement without the prior written consent of the other Party save that the Buyer may prior to issue of the Exercise Notice assign its rights under this Agreement (in whole or in part) to an Affiliate(s) and/or to an Affiliate(s) of Edison S.p.A. and thereafter may assign its rights to such person with the consent of the Seller (such consent not to be unreasonably withheld or delayed).provided that if such assignment is to an Affiliate of Edison S.p.A (other than Edison International S.p.A) the Seller may require a parent company guarantee to be provided in the same form as that provided by the Buyer and which shall replace the Buyer’s guarantee.

12.	WHOLE AGREEMENT

12.1	This Agreement and the SPA Terms and any documents referred to in it, constitute the whole agreement between the parties and supersede any previous arrangement, understanding or agreement between them relating to the subject matter they cover.

12.2	Nothing in this clause 12 operates to limit or exclude any liability for fraud.

13.	VARIATION AND WAIVER

13.1	A variation of this agreement shall be in writing and signed by or on behalf of each party.

13.2	Any waiver of any right under this agreement is only effective if it is in writing and signed by the waiving or consenting party and it applies only in the circumstances for which it is given, and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived.

13.3	Except as expressly stated, no failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

13.4	No single or partial exercise of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.

13.5	Unless specifically provided otherwise, rights arising under this agreement are cumulative and do not exclude rights provided by law.

14.	COSTS

Each party shall bear its own legal, accountancy and other costs, charges and expenses connected with the negotiation, preparation and implementation of this agreement and any other agreement incidental to or referred to in this agreement.

15.	NOTICE

15.1	A notice given under this agreement:

(a)	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

(b)	shall be sent for the attention of the person, and to the address or fax number, given in this clause 15 (or such other address, fax number or person as the relevant party may notify to the other party); and

(c)	shall be:

(i)	delivered personally; or

(ii)	sent by fax; or

(iii)	sent by pre-paid first-class post or recorded delivery; or

(iv)	(if the notice is to be served by post outside the country from which it is sent) sent by airmail.

15.2	The addresses for service of notice are:

(a)	SELLER

Address: ATP Oil & Gas (UK) Limited

Victoria House,

London Square,

Cross Lanes,

Guildford GU1 1UJ

For the attention of: John Gill

Facsimile: 01483 307222

Email: jgill@atpog.com

copied to:

ATP Oil & Gas Corporation

4600 Post Oak Place,

Suite 200,

Houston,

Texas 11027-9726

Facsimile: + 1 713 622 0289

Email: jtschirhart@atpog.com

For the attention of: John Tschirhart

(b)	BUYER

EDF Production UK Ltd

c/o 1 Blake Mews.

Kew Gardens,

London, TW9 3GA

Facsimile: +44 208 439 9868

Emails: amj@lawxl.com

Emails: philippe.antoine@edf.fr

For the attention of: Philippe M Antoine

copied to:

Facsimile: +33 1 5665 0837

Attention: Charles-Henri Prou

Emails: charles-henri.prou@edf.fr

15.3	A notice is deemed to have been received:

(a)	if delivered personally, at the time of delivery; or

(b)	in the case of fax, on the first Business Day after the day of transmission and receipt by the sender of a successful transmission report indicating full and complete transmission; or

(c)	in the case of pre-paid first class post or recorded delivery, 48 hours from the date of posting; or

(d)	in the case of airmail, five days from the date of posting; or

(e)	if deemed receipt under the previous paragraphs of this clause 15.3 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a Business Day), when business next starts in the place of receipt.

15.4	To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of post, that the envelope containing the notice was properly addressed and posted.

16.	SEVERANCE

16.1	If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

16.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

17.	THIRD PARTY RIGHTS

No term of this agreement shall be enforceable by a third party (being any person other than the parties and their permitted successors and assignees).

18.	COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

19.	LANGUAGE

If this agreement is translated into any language other than English, the English language text shall prevail.

20.	GOVERNING LAW AND ARBITRATION

20.1	This Agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England.

20.2	The provisions of Clause 17 of the SPA Terms shall apply to any dispute arising hereunder.

IN WITNESS whereof this Agreement has been signed by the duly authorised representatives of the Parties on the day and year first above written.

SIGNED for and on behalf of EDF PRODUCTION UK LTD

/s/ Dominique Venet
Director

SIGNED for and on behalf of ATP Oil & Gas (UK) Limited

/s/ John Gill
Director

Schedule 1

Form of Exercise Notice

ATP Oil & Gas (UK) Limited

Victoria House,

London Square,

Cross Lanes,

Guildford GU1 1UJ

For the attention of: John Gill

[Date]

Dear Sirs,

Call Option Agreement dated 23rd September 2008 and as amended and restated on      October 2008

We hereby give notice that [we/the assignee] today exercise the Option set out in the above agreement pursuant to Clause 4.1 and that this letter serves as the Exercise Notice in accordance therewith.

Yours faithfully,

For and by or on behalf of the Buyer

Schedule 2

SPA Terms

ATP OIL & GAS (UK) LIMITED

and

EDF PRODUCTION UK LTD

SALE AND PURCHASE TERMS

In respect of certain interests under

United Kingdom Continental Shelf Petroleum Production Licence No. P.683 (Block 43/22a)

and

United Kingdom Continental Shelf Petroleum Production Licence No. P.1034 (Blocks 42/25a and 43/21a)

and

United Kingdom Continental Shelf Petroleum Production Licence No. P.033 (Block 49/12aN)

CONTENTS

Clause	Heading	Page
1.	DEFINITIONS AND INTERPRETATION	14

2.	SALE AND PURCHASE OF THE OPTION INTERESTS	20

3.	CONSIDERATION	22

4.	INTERIM PERIOD	26

5.	COMPLETION	28

6.	INDEMNITIES	29

7.	REPRESENTATIONS AND WARRANTIES	31

8.	ONGOING OBLIGATIONS AND LIABILITIES	38

9.	ANNOUNCEMENTS AND CONFIDENTIALITY	38

10.	NOTICES	39

11.	COSTS AND EXPENSES	41

12.	TAXATION	41

13.	VARIATION	44

14.	ASSIGNMENT	44

15.	RIGHTS OF THIRD PARTIES	44

16.	GENERAL	44

17.	GOVERNING LAW AND ARBITRATION	45

SCHEDULE 1

Licence(s), related Licensed Interest Documents and other related information

SCHEDULE 2

Allocation of Consideration

SCHEDULE 3

Working Capital

SCHEDULE 4

Format for Interim Completion Statement and Final Completion Statement

SCHEDULE 5

AFEs

THESE TERMS should be read together with the Call Option Agreement dated 23rd September 2008 and as amended and restated on      October 2008 and entered into between (1) ATP Oil & Gas (UK) Limited and (2) EDF Production UK Ltd (“the Call Option Agreement”) and apply immediately upon the serving of an Exercise Notice pursuant to such agreement.

WHEREAS

(A)	Upon the service of an Exercise Notice, the Seller wishes to sell and the Buyer wishes to purchase the Option Interests; and

(B)	The Parties wish to set out the terms and conditions upon which the aforesaid sale and purchase shall take place.

NOW THEREFORE IT IS HEREBY AGREED as follows:

1	Definitions and Interpretation

In the SPA Terms (including the recitals and the Schedules hereto):

1.1	The following expressions shall, except where the context otherwise requires, have the following respective meanings:

“Accruals Basis of Accounting” means that basis of accounting under which costs and benefits are regarded as applicable to the period in which the liability for the cost is incurred or the right to the benefit arises regardless of when calculated, discovered, invoiced, paid or received;

“Adjustments” means any or all (as the context may require) of the Working Capital Adjustment, the Cash Calls Adjustment, the Petroleum Sales Adjustment and the Interim Period Adjustment as calculated in accordance with Clause 3 and any payments made by the Buyer to the Seller or by the Seller to the Buyer pursuant to Clause 6 or Clause 12 or pursuant to a warranty claim under Clause 7 together with such amounts (if any) equivalent to interest payable in accordance with Clauses 3.15 and 3.16;

“Advance” has the meaning set out in Clause 3.1;

“Affiliate” means in relation to any Party, a subsidiary or a holding company of that Party and includes the ultimate holding company of that Party and any subsidiary of that holding company and for the purposes of this definition “holding company” and “subsidiary” shall be construed in accordance with section 1159 of the Companies Act 2006;

“Agreed Rate” means for the London Interbank Offered Rate for one month for the currency in question as quoted in the British Bankers’ Association internet site (www.bba.org.uk/public/libor) for the first day of the relevant period in respect of which interest is to be calculated plus one percent (1%) provided that if the first day of the relevant period is not a Business Day then the rate to be used shall be that for the most recent Business Day preceding the first day of the relevant period;

“Agreement” means the agreement comprised in these SPA Terms including the recitals hereof and Schedules hereto, as the same may be amended or varied from time to time in accordance with its express terms;

“Assignment Documents” means the assignment and novation agreements in respect of the Licensed Interest Documents in the agreed form together with any other documents the Parties (acting reasonably) agree are necessary to effect the assignment and transfer of the Option Interests from the Seller to the Buyer and release the Seller from contractual liability to third parties with respect to the Option Interests (including any parent company guarantees or letters of credit required of the Buyer in support of the Buyer’s obligations under any of the Licensed Interest Documents);

“ATP Corporation” means ATP Oil & Gas Corporation incorporated and registered in the State of Texas whose registered office is at 4600 Post Oak Place, Suite 200, Houston, Texas, 77027, Texas, USA

“ATP Corporation Guarantee” means the guarantee in the agreed form to be provided by ATP Corporation and to be delivered to the Buyer pursuant to Clause 2.2.2

“Benefits” has the meaning given in Clause 6.1;

“Block” means an offshore area located on the United Kingdom Continental Shelf (“UKCS”) forming part of a Licence and being separately designated and numbered as a block on the reference map showing all UKCS Licence blocks deposited at the principal office of the UK Department of Business, Enterprise and Regulatory Reform and “Blocks” means Block 43/22a, Block 42/25a and Block 43/21a, Block 49/12aN,and Block 49/12b;

“Business Day” means a day (other than a Saturday, a Sunday or a legal bank or public holiday) on which banks are or, as the context may require, were generally open for business in England;

“Cash Calls Adjustment” is detailed in Clause 3.6;

“Completion” means the completion of the sale and purchase of the Option Interests in accordance with the provisions of this Agreement;

“Completion Date” means the date on which Completion takes place;

“Consequential Loss” has the meaning set out in Clause 7.17;

“Consideration” has the meaning set out in Clause 3.1;

“CT” means Corporation Tax as charged under the Income and Corporation Taxes Act 1988 (as amended) which for the avoidance of doubt includes the supplementary charge as levied by section 501A of the Income and Corporation Taxes Act 1988 (as amended);

“Data” means, in respect of the Blocks, all data in the possession, custody or control of the Seller directly and exclusively relating to the Option Interests in whatever form the same are maintained excluding any data which the Seller may not sell, transfer or otherwise dispose of as a result of confidentiality obligations by which it is bound or which cannot be provided to the Buyer because such transfer is prohibited by the agreement under which it is acquired and excluding internal interpretations and documents created for the Seller’s (or its Affiliates’) own use;

“Data Room Documents” means the documents and data relating to the Option Interests made available for the Buyer’s inspection in the data room located at the offices of Scotiawaterous, 33 Finsbury Square, London EC2A 1BB and/or sent to the Buyer prior to the date hereof as such documents and data are listed in the index initialled by the Parties for the purposes of identification;

“Decommissioning Liabilities” means any and all claims, costs, charges, expenses, liabilities, duties and/or obligations arising from, under or in respect of the ownership or use of the Option Interests and/or the Blocks and relating to the decommissioning and/or removing and/or making safe of all of the property held in connection with the Option Interests whether such claims, costs, charges, expenses, liabilities, duties and/or obligations are incurred under or pursuant to any of the Licensed Interest Documents or under statutory law, common law or otherwise and including the reinstatement and/or making good of the area covered by the Licence(s) in accordance with good oil and gas field industry practice and applicable law at the time of such decommissioning and/or removal and any residual liability or obligation for anticipated and/or necessary continuing insurance, maintenance and monitoring costs regardless in each case of any acts, omissions, negligence or breach of duty (statutory or otherwise), conduct or statements of the Seller or the condition of the Option Interests;

“Dollars” or “$” means dollars of the United States of America;

“Economic Date” means 1st  July 2008;

“Encumbrances” means all liens, charges (fixed or floating), security interests, pledges, options, net profit interests, rights of pre-emption, mortgages and other third party rights which encumber legal or beneficial ownership save in respect of the rights held by the Secretary under the Licences;

“Environment” means the natural and man-made environment including all or any part of the following media namely air, water, and land including subsurface strata lying beneath the surface of the ground or beneath a body of water, and any living organisms or systems supported by those media;

“Environmental Law” means all applicable national and local laws, regulations, directives and ministerial regulations and instructions, all judgments, orders, instructions or awards of any court or competent authority and all codes of practice, industry agreements and guidance notes which relate or apply to the Environment or matters affecting the Environment including pollution, contamination, emissions, hazardous substances or the creation of any adverse impact on the Environment;

“Environmental Liabilities” means any and all claims, costs, charges, expenses, liabilities, duties and/or obligations arising from, under or in respect of the ownership or use of the Option Interests in relation to any Environmental Law or in relation to cleaning up, decontamination of, removing and disposing of debris or any property from and for reinstating any area of land, foreshore or seabed, wherever situated, whether such claims, costs, charges, expenses, liabilities, duties and/or obligations are incurred under or pursuant to any of the Licensed Interest Documents or under statutory law, common law or otherwise and including any residual liability or obligation for anticipated and/or necessary continuing insurance, maintenance and monitoring costs regardless in each case of any acts, omissions, negligence or breach of duty (statutory or otherwise), conduct or statements of the Seller or the condition of the Option Interests;

“Final Completion Statement” has the meaning given in Clause 3.12;

“Forward Gas Sales Agreement” means forward Gas sales entered into prior to the Economic Date under the Beach 2000 Master Agreement dated 16th March 2006 between Hess Energy Power and Gas Company (UK) Limited (1) and the Seller (2);

“Future Payment Liabilities” means the liability (ies) of the Seller to make future and/or contingent payments to sellers under the terms of the:

(A)	the agreement dated 26th January 2001 between (1) the Seller (2) Britoil Public Limited Company (3) and ATP Corporation, and

(B)	the agreement dated 10th March 2005 between (1) GDF Britain Limited (2) and the Seller;

“Gas” or “Natural Gas” means any hydrocarbons or mixture of hydrocarbons and other gases consisting primarily of methane which at a temperature of fifteen (15) degrees Celsius and at atmospheric pressure are or is predominantly in the gaseous state;

“Interests” has the meaning set out in the Sale and Purchase Agreement dated 23rd September 2008 between the Seller and the Buyer;

“Interim Completion Statement” has the meaning given in Clause 3.10;

“Interim Period” means the period from and including the Economic Date up to and including the Completion Date;

“Interim Period Adjustment” is detailed in Clause 3.8;

“JDA” means the joint development agreement currently in force in respect of operations pursuant to Licence P.1034 (Blocks 42/25a and 43/21a) and P.683 (Block 43/22a) (as detailed in Schedule 1), as the context so admits, each as amended, supplemented and/or novated from time to time;

“Joint Operating Agreement” means the joint operating agreement currently in force in respect of operations pursuant to Licence P.033 (Block 49/12aN) (as detailed in Schedule 1) as amended, supplemented and/or novated from time to time;

“Licence(s)” means the licence(s) of which details are set out in Schedule 1 and, where the context so admits, any one or more of such licences and any licence issued to the Seller in full or partial substitution for any such licence;

“Licensed Interest Documents” means those documents listed as such in Schedule 1 and, where the context so admits, any one or more of such documents in each case as the same may have been amended, supplemented and/or novated from time to time;

“Limited Overriding Royalty Interest” has the meaning set out in the Joint Operating Agreement and the Deed of Assignment dated 9th August 2006 between ConocoPhillips (U.K.) Limited as assignor and ConocoPhillips (U.K.) Theta Limited as assignee;

“Losses and Expenses” means any and all actions, proceedings, losses, damages, liabilities, obligations claims, demands, costs and expenses including fines, penalties, clean-up costs, legal and other professional fees and any VAT payable but not recoverable in relation to any such matter, circumstances or item;

“New Operator” means the person nominated by the Buyer to act as operator in relation to the Licences relating to the Interests and the Option Interests;

“New Works” means the coiled tubing work to be conducted on the Wenlock W1 Well, the Pilot Hole at the Wenlock W3 Well and the connection for W2 Well and W3 Well as more specifically described in the AFEs set out in Schedule 5

“Obligations” has the meaning given in Clause 6.1;

“Operator” means the entity acting as operator under the Licence(s) as currently identified in Schedule 1;

“Option” has the meaning defined in the Call Option Agreement;

“Option Interests” means:

(a)	an undivided legal interest in the Licence(s); and

(b)	a twenty percent (20%) interest in each of Block 49/12aN and a seventeen percent (17%) interest in each of Block 43/22a, Block 42/25a and Block 43/21a);

together, in each case, with all rights and obligations attaching thereto including for the avoidance of doubt a corresponding share of the Burdened Interest as defined in the Joint Operating Agreement and including (i) the right to take and receive a consequent share of all Petroleum produced from the Block(s) under the Licence(s) on and after the Economic Date and (subject to Clause 3.7 and Clause 12) to receive the gross proceeds from the sale or other disposition thereof; (ii) a consequent share of the Seller’s legal and beneficial right, title and interest in and to all property owned by the Seller pursuant to or under any of the Licensed Interest Documents; and (iii) all rights, liabilities and obligations associated with such interest under the Licensed Interest Documents;

“Party” means a party to this Agreement and “Parties” means both of the parties to this Agreement;

“Petroleum” has the meaning given in the Licence(s);

“Petroleum Sales Adjustment” is detailed in Clause 3.7;

“Pounds”, “£” or “Sterling” means pounds sterling of the United Kingdom;

“Purchase Price” has the meaning given in Clause 3.1;

“Purchaser’s Accounts” means such account(s) as the Buyer may specify by notice in writing to the Seller not less than five (5) Business Days prior to the due date of any payment;

“Secretary” means the Secretary of State for Business, Enterprise and Regulatory Reform or any other person for the time being responsible for carrying out the functions at present carried out by the Secretary of State for Business, Enterprise and Regulatory Reform in relation to the Licence(s) or operations carried out thereunder;

“Secretary’s Consents” means all necessary consents of the Secretary to the transfer of the Option Interests from the Seller to the Buyer and the change of the Operator to the New Operator;

“Seller’s Account” means the following account with Barclays Bank plc, of P0 544, 54 Lombard Street, London EC3V 9EXSort Code 20 - 06 - 05, Account No. 50776785 or such other accounts as the Seller may specify by notice in writing not less than five (5) Business Days prior to the due date of any payment;

“Taxation” means all forms of taxation, duties, levies, imposts, charges, deductions and withholdings, direct or indirect, created or imposed by any taxing, fiscal or other appropriate authority of the United Kingdom and (without prejudice to the generality of the foregoing) includes:

(a)	CT, VAT and any other forms of taxation, duties, levies, imposts, charges, deductions and withholdings similar to or supplementing or replaced by or replacing the foregoing or any of them; and

(b)	all penalties, charges, interest, fines, costs and expenses, loss of relief, allowance or credit relating to any form of, or claim for, taxation or other imposition referred to in paragraph (a);

“Tunnel” means the tunnel set forth as Appendix 1 to the Offer Letter dated 28th August 2008 from the Buyer to the Seller;

“VAT” means Value Added Tax as charged under the Value Added Tax Act 1994;

“Warranties means the representations and warranties given by the Seller to the Buyer in Clause 7.1; and

“Working Capital Adjustment” is detailed in Clause 3.5.

1.2	All references to Clauses, recitals and Schedules are, unless otherwise expressly stated, references to clauses of and the recitals and schedules to these SPA Terms.

1.3	The headings are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, the singular shall include the plural and vice versa.

1.4	Unless the context otherwise requires, references to persons shall include natural persons, bodies corporate, unincorporated associations, partnerships, authorities, government and government bodies.

1.5	Reference to statutory provisions shall be construed as reference to those provisions as amended, consolidated, extended or re-enacted from time to time.

1.6	Any document expressed to be “in the agreed form” means a document in a form approved by the Parties (acting reasonably).

1.7	References to the words “include”, “including” and “other” shall be construed without limitation.

2.	Sale and Purchase of the Option Interests

2.1	2.1.1	Subject to the terms of this Agreement the Seller as legal and beneficial owner hereby agrees to sell and transfer the Option Interests to the Buyer free from all Encumbrances save for the Limited Overriding Royalty Interest pursuant to and as defined in the Joint Operating Agreement for the Consideration and the Buyer hereby agrees to purchase and acquire the Option Interests from the Seller.

2.1.2	The transfer referred to in Clause 2.1.1 shall, as between the Parties, be deemed for all purposes to be made with effect on and from the Economic Date.

2.2	The obligations of the Parties to complete the sale and purchase of the Option Interests under this Agreement is conditional on:

2.2.1	the receipt of all necessary written consents, approvals or waivers as the case may be in relation to (A) the transfer by the Seller to the Buyer of the Option Interests and (B) the change of the Operator to the New Operator for the Licences the subject of the Interests and the Option Interests; including in both cases the Secretary’s Consents and any consents, approvals and/or waivers required under the Licence Interest Documents, in form and substance reasonably acceptable to the Seller and the Buyer;

2.2.2	execution of the Assignment Documents by the signatory parties thereto other than the Parties.

It is expressly acknowledged and agreed by the Buyer that the obligations of the Parties to complete the sale and purchase of the Option Interests under this Agreement is not conditional on the Buyer seeking or obtaining finance.

2.3	The Parties shall each use reasonable endeavours to obtain fulfilment of the conditions set out in Clauses 2.2.1 and 2.2.2 by a date which is seventy-five (75) calendar days following the date of this Agreement (or such later dates as the Parties may agree) provided that it shall be the primary responsibility of the Seller (a) to make the applications to the Secretary to obtain the Secretary’s Consent and (b) to give the required notices in order to obtain the necessary consents, approvals and waivers (as the case may be) to the transfer and assignment of the Option Interests in order to obtain execution of the Assignment Documents in accordance with the Licensed Interest Documents. For the avoidance of doubt, the Seller shall vote its interest in relation to the change of the Operator to the New Operator in favour of such change.

2.4	In the event that the conditions set out in Clauses 2.2.1 and 2.2.2 have not all been fulfilled and/or waived by the Parties by the date which is seventy-five (75) calendar days following the date of service of the Exercise Notice, (or such later date as may be agreed as aforesaid), then in either of such events any Party shall be entitled, to terminate this Agreement within five (5) Business Days following the date upon which the relevant conditions should have been fulfilled and/or waived by the Parties as aforesaid by written notice to the other Party and upon receipt of any such notice this Agreement shall cease to have effect and the Parties shall be freed and discharged from all liability, save only for any prior breach of Clause 2.3, any liability under Clause 2.5 and for the continuing obligations under Clause 9.

2.5	In consideration of the Seller entering into this Agreement, if Completion does not occur as a result of the Buyer’s failure to meet its obligations at Completion, the Seller having complied with its obligations and the Conditions having been satisfied, then the Seller shall be entitled to retain the amount of the Advance. In all other circumstances if Completion does not occur the Seller shall repay the Advance to the Buyer with interest calculated over the period at the Agreed Rate.

3.	Consideration

3.1	The consideration for the sale and transfer by the Seller to the Buyer of the Option Interests shall be the payment by the Buyer to the Seller of a sum calculated using the following formula:

if X > 69.1p/therm, then the Purchase Price = £6,140,000 + [(X/69.1) x £66,250,000]

if X < 69.1p/therm, then the Purchase Price = £72,390,000

Where:

X = price in p/therm of gas as determined by the Tunnel as of the day before the day on which the Option is exercised

69.1 p/therm = price per therm of gas as determined by the Tunnel as of October 22, 2008

(the “Purchase Price”) (of which six million one hundred and forty thousand Pounds (£6,140,000) shall have been paid by the Buyer to the Seller upon exercise of the Option (the “Advance”) as adjusted pursuant to this Agreement (the “Consideration”).

3.2	Subject to Clause 12, the Consideration shall be allocated as set out in Schedule 2.

Adjustments

3.3	The Purchase Price shall be adjusted by the Adjustments which shall operate by way of increases or decreases, as the case may be, to the Purchase Price provided that no item taken into account in calculating any one of the Adjustments shall be taken into account in calculating any one of the other Adjustments so as to result in a Party making or receiving payment twice in respect thereof.

3.4	No adjustment under this Clause 3 shall be made in respect of any matter to which Clause 6.6 applies.

3.5	The Working Capital Adjustment, which if positive shall increase the Purchase Price and if negative shall reduce the Purchase Price, shall be the aggregate of the working capital balances in relation to the Option Interests calculated in respect of each of the categories listed in Schedule 3 as at the Economic Date by reference to the statements provided by the Operator and otherwise in accordance with Schedule 3. Such working capital balances shall be prepared in accordance with proper accounting and operating procedures and otherwise in accordance with good oil and gas field practice.

3.6	The Cash Calls Adjustment, which shall increase the Purchase Price, shall be the sum of all cash calls or billing invoices paid in respect of the Option Interests by the Seller during and/or in respect of the Interim Period and which, using the Accruals Basis of Accounting, relate to periods beginning on or after the Economic Date pursuant to the Licensed Interest Documents.

3.7	The Petroleum Sales Adjustment, which shall decrease the Purchase Price, shall be the notional value of the Gas produced in respect of the Option Interests in each day of the Interim Period based on multiplying the volume of such Gas by the Market Price for such Gas and for this purpose the Market Price shall be calculated as follows:

Market Price = (0.25 x MP) + (0.75 x DP)

where:

“DP” means the applicable gas index price for Day D expressed in pence per therm based on the arithmetic average of the Day ahead NBP bid prices and the Day ahead NBP offer prices for Natural Gas (in pence per therm) published by Heren on the preceding Day (D-1).

In case of a Banking Day following a weekend or a public holiday the arithmetic average of the Day ahead NBP bid prices and the Day ahead NBP offer prices published by Heren on the last Banking Day before the weekend or public holiday shall be used.

In the case of a weekend and a public holiday immediately preceding or following a weekend then the arithmetic average of the Heren weekend NBP bid prices and the weekend NBP offer prices on the preceding Banking Day for that weekend shall be used.

In the case of a public holiday mid week the arithmetic average of the special NBP bid prices and special NBP offer prices for that period published by Heren on the preceding Banking Day shall be used, provided that if no such prices are published then the weekend NBP bid prices and weekend NBP offer prices for that period published by Heren on the preceding Banking Day shall be used.

“Heren” means Heren Energy in European Spot Gas Markets.

“MP” means the applicable gas index price for Month M (expressed in pence per therm) based on the arithmetic average of the month- ahead NBP bid prices and the Month ahead NBP offer prices for Natural Gas (in pence per therm) for Month M as published by Heren for each day of publication in Month M-1 which are then averaged over the number of days in which prices are published.

3.8	The Interim Period Adjustment, which shall increase the Purchase Price, shall be the sum of all expenditure incurred by the Seller, using the Accruals Basis of Accounting, in respect of the Option Interests during the Interim Period, including demurrage, brokers’ fees (other than fees of advisers engaged in relation to the matters referred to herein), insurance premia and deductibles, rent and licence fees and all other costs and expenses incurred by the Seller in respect of the Option Interests which are in respect of the period on and after the Economic Date and which have not been met by cash calls or other payments taken into account under the foregoing provisions of this Clause 3 or Clause 12 provided that any such expenditure relating to any period prior to the Economic Date which has not been taken into account in the Working Capital Adjustment shall be for the account of the Seller.

3.9	Where any sums payable by the Buyer to the Seller or by the Seller to the Buyer pursuant to Clauses 3, 6, 7 or 12 are expressed in Sterling, the same shall be paid in Sterling.

Interim Completion Statement and Final Completion Statement

3.10	The Seller shall provide the Buyer with a written statement of the Consideration expected to be required as at the Completion Date (the “Interim Completion Statement”). The Interim Completion Statement shall be provided no later than ten (10) calendar days prior to the anticipated Completion Date and shall be in the form set out in Schedule 4. The Seller may update the same and the Parties shall endeavour to agree the Interim Completion Statement before Completion, failing which the matter shall be dealt with in accordance with Clauses 3.11 and 3.13.

3.11	If any of the amounts or portions thereof contained in the Interim Completion Statement have not been agreed prior to Completion, the disputed amounts or portions of the Adjustments shall be left out of account for the purposes of Clause 5.2.2.1. The undisputed amounts or portions of the Adjustments shall be added to the amount of the Purchase Price and such amount so adjusted shall be payable at Completion. Payment of disputed amounts or portions thereof shall be made within five (5) Business Days following agreement of the Parties or determination under Clause 3.13.

3.12	Within sixty (60) Business Days after Completion, and without prejudice to the provisions of Clauses 6, 7 and 12, the Seller shall provide the Buyer with a written statement of all of the Adjustments to be made hereunder and giving the final amount of the Consideration (the “Final Completion Statement”), which statement shall be prepared in the form set out in Schedule 4. If the Parties fail to agree the Final Completion Statement within fifteen (15) Business Days of receipt by the Buyer, the Final Completion Statement shall be referred for determination in accordance with the provisions of Clause 3.13. The agreed or determined amounts, to the extent not already paid or taken into account on Completion, shall be paid by the Buyer. Payment of agreed or disputed amounts or portions thereof shall be made within ten (10) Business Days following either agreement of the Parties or determination under Clause 3.13 (as the case may be).

3.13	If the Parties cannot reach agreement on the contents of all or part of the statements referred to in Clauses 3.10 and/or 3.12 within the time limit provided in Clause 3.12, the disputed items may be referred by either the Seller or the Buyer for determination by an independent chartered accountant nominated by the Parties or, in the absence of agreement between the Parties within ten (10) Business Days of a Party notifying the other that it proposes to refer the dispute to an independent chartered accountant, by the President of the Institute of Chartered Accountants in England and Wales on the application of such Party. The nominated chartered accountant shall be afforded such access to books, records, accounts and documents in the possession of the Parties as he may reasonably request, and he shall act as expert not as arbitrator. The said accountant’s determination shall, in the absence of fraud or manifest error or bias, be final and binding on the Parties, his fees and disbursements shall be borne by the Seller and the Buyer in equal shares and the Parties shall bear their own costs in respect of such reference.

3.14

The Interim Completion Statement and the Final Completion Statement will be prepared on the information available at the time of their preparation and shall be without prejudice to any further claims arising under Clauses 6, 7 and/or 12 after the time of the preparation of such statements. The Seller and the Buyer shall liaise on the compilation and agreement of the Interim Completion Statement and the Final Completion

Statement and the Seller shall provide to the Buyer, as soon as reasonably practicable, all the Seller’s calculations (and supporting documents) in the preparation of the Adjustments for verification purposes including such explanations and methodology as the Buyer shall reasonably require. Without prejudice to the generality of the foregoing, subject to and to the extent of any confidentiality obligations by which it is bound, the Seller shall provide the Buyer with copies of all Operators’ reports, billing statements and correspondence and any other relevant documentation in its possession necessary to support the Interim Completion Statement and the Final Completion Statement. Where the Seller is unable to provide the Buyer with such information due to confidentiality obligations by which it is bound it shall provide the same to an independent chartered accountant for the purposes of certifying the accuracy of such information to the Buyer.

Time-value adjustments

3.15	An amount equivalent to interest (calculated on a compounded basis on the accumulated daily balances) at the Agreed Rate shall be payable on the Purchase Price from the Economic Date up to the Completion Date (both dates inclusive).

3.16	In respect of the Adjustments, an amount equivalent to interest (calculated on a compounded basis on the accumulated daily balances) at the Agreed Rate shall be payable (and in the case of clauses 3.16.3 and 3.16.4 below be taken into account in the calculation of the relevant Adjustment) on each of:

3.16.1	the Working Capital Adjustment from the Economic Date up to and including the Completion Date, and, in the case of final adjustments or disputed items, thereafter up to and including the date of settlement thereof;

3.16.2	the cash calls and billing invoices comprised in the Cash Calls Adjustment from the date on which such cash call or billing invoice is paid by the Seller up to and including the date of settlement of such element of the Cash Calls Adjustment;

3.16.3	the receipts comprised in the Petroleum Sales Adjustment from the date of such receipt by or credit to the Seller up to and including the date of settlement of such element of the Petroleum Sales Adjustment; and

3.16.4	the items of expenditure comprised in the Interim Period Adjustment from the date such item of expenditure is paid by the Seller up to and including the date of settlement of such element of the Interim Period Adjustment.

3.17	The Parties agree that the amounts set out in Clauses 3.15 and 3.16 are adjustments to the Purchase Price and not actual interest on any debt between the Seller and the Buyer and the Parties agree to submit their CT returns on that basis.

4	Interim Period

4.1	During the Interim Period, (in so far as it falls after the date of this Agreement) the Seller shall:

4.1.1	continue to carry on its affairs in relation to the Option Interests in the ordinary course and in accordance with good oil and gas field practice;

4.1.2	(to the extent that it is able so to do having regard to the provisions of the Licensed Interest Documents) consult with the Buyer with regard to the Option Interests where reasonably practicable and co-operate with the Buyer so as to ensure an efficient handover of the Option Interests on Completion;

4.1.3	not, without the Buyer’s prior written approval (not to be unreasonably withheld or delayed), encumber, sell, assign or otherwise dispose of the Option Interests or any part thereof, or purport to do any of the same;

4.1.4	not, without the Buyer’s prior written approval (not to be unreasonably withheld or delayed) enter into or agree to enter into or become party to any new licences, operating agreements, farm-in or farm-out agreements, unitisation agreements, transportation agreements, long term gas sale or supply agreements or any other material agreement or undertaking (by whatever name called) relating to the Option Interests or permit any other person to enter into or agree to enter in any such agreement on behalf of the Seller;

4.1.5	not, without the Buyer’s prior written approval (not to be unreasonably withheld or delayed), enter into or agree to enter into any contract for the sale of gas and/or other Petroleum products relating to the Option Interests or permit any other person to enter into or agree to enter in any such contract on behalf of the Seller;

4.1.6	maintain insurance in relation to the Option Interests (on behalf of and for the benefit of the Buyer) to such extent and at such levels as would be in accordance with good oil and gas field practice and otherwise in accordance with the JDA;

4.1.7	not, without the Buyer’s prior written approval (not to be unreasonably withheld or delayed), undertake or agree to undertake any sole-risk or non-consent activities in relation to the Option Interests;

4.1.8	not, without the Buyer’s prior written approval (not to be unreasonably withheld or delayed), amend, renew, terminate or agree to amend, renew or terminate any of the Licensed Interest Documents or waive or agree to waive any of its rights or remedies under the Licensed Interest Documents insofar as any such right or remedy is capable of relating to periods after the Economic Date or is in respect of Decommissioning and/or Environmental Liabilities; and

4.1.9	not, without the Buyer’s prior written approval (not to be unreasonably withheld or delayed):

(1) approve any ,expenditure or capital commitment relating to any Interest involving expenditure in excess of one hundred thousand Pounds (£100,000) in any case other than:

(a)	any such expenditure in respect of which the Buyer has given its prior consent as referenced in Clause 4.2 below; or

(b)	any expenditure necessitated by any emergency for the safeguarding of lives or property or the prevention of pollution (in which case the Seller shall to the extent practicable in the circumstances consult with the Buyer and in any event as soon as reasonably practicable inform the Buyer).

(2) approve any work programme or budget which (i) differs materially from the 2008 Budget prepared for the purposes of the Option Interests (a copy of which in relation to the Tors Area has been provided to the Buyer) or (ii) differs from the Budget approved in relation to the Wenlock Field as referenced in the AFEs in Schedule 5, in either case without the consent of the Buyer and for this purpose an increase in such Budget of more than 5 % or increase in any expenditure or capital commitment as shown in such Budget of more than 10 % shall be deemed to be material.

4.2	Without prejudice to Clause 4.1, the Seller shall (subject to any confidentiality obligations by which it is bound) between the date hereof and Completion generally keep the Buyer informed, in a timely manner, of all material matters not of a routine or minor nature affecting the Option Interests including the approval of any work programme, budget, AFE expenditure or capital commitment relating to the Option Interests and make available for review by the Buyer and any person authorised by the Buyer all Data reasonably requested by the Buyer. In this regard, the Buyer acknowledges and accepts the AFEs in respect of Block 49/12aN as set out in Schedule 5 and agrees that its consent to the same is not required pursuant to Clause 4.1 save for the New Works.

4.3	Notwithstanding that title to the Option Interests will not pass to the Buyer until Completion, the Buyer shall assume all risk in the Option Interests with effect from the date of this Agreement and accordingly (save for and without prejudice to the Seller’s continuing obligations under Clause 4.1 (in particular under Clause 4.1.6)) the Buyer shall be responsible for insuring the Option Interests and its rights and liabilities arising in relation thereto under the terms of this Agreement.

4.4	During the Interim Period the Parties shall use their reasonable endeavours to negotiate and agree in good faith a joint development agreement to apply in relation to Licence P033, Block 49/12aN, such agreement to be, mutatis mutandis, in similar terms to the JDA for Licence P.1034 (Blocks 42/25a and 43/21a) and P.683 (Block 43/22a) and in the event that such agreement is not entered into on Completion the Parties shall continue to act in good faith to complete the agreement thereon and until such time the provisions of the JDA for Licence P.1034 (Blocks 42/25a and 43/21a) and P.683 (Block 43/22a) shall be deemed to apply in so far as reasonably practicable.

5	Completion

5.1	Completion under this Agreement shall take place within ten (10) Business Days after all of the conditions referred to in Clause 2.2 have been satisfied, at such location and at such time as the Parties may agree.

5.2	On the Completion Date all, but not part only, of the following business shall be transacted:

5.2.1	The Seller shall deliver to the Buyer (to the extent not already delivered prior to Completion and/or already in the possession of the Buyer):

5.2.1.1	the Assignment Documents duly and validly executed by all the signatory parties thereto other than the Buyer;

5.2.1.2	a copy of the Secretary’s Consents and all other relevant consents, approvals or waivers, if any, referred to in Clause 2.2 and obtained by or on behalf of the Seller;

5.2.1.3	a copy, certified as a true copy and in full force and effect by a director or the secretary of the Seller, of a resolution of the board of directors of the Seller authorising a person or persons to execute this Agreement and the Assignment Documents on behalf of the Seller; and

5.2.1.4	written confirmation in terms satisfactory to the Buyer that the Seller has notified to the relevant insurers the interest of the Buyer in all property, assets and rights associated with the Option Interests and the Licensed Interest Documents.

5.2.2	The Buyer shall:

5.2.2.1	pay to the Seller the sums specified in the Interim Completion Statement, subject to Clause 3.11, by means of telegraphic transfer in immediately available funds to the Seller’s Account for value in Sterling on the Completion Date;

5.2.2.2	deliver to the Seller the Assignment Documents duly and validly executed by the Buyer;

5.2.2.3	deliver to the Seller a copy of all relevant consents, approvals, or waivers, if any, referred to in Clause 2.2 and obtained by or on behalf of the Buyer; and

5.2.2.4	deliver to the Seller a copy, certified as a true copy and in full force and effect by a director or the secretary of the Buyer, of a resolution of the board of directors of the Buyer authorising a person or persons to execute this Agreement and the Assignment Documents on behalf of the Buyer;

and the Parties acknowledge and agree that all acts and transactions constituting Completion shall be regarded as a single transaction so that, at the option of the Party who is interested in the carrying out of the relevant act or transaction, no action or transaction shall be deemed to have taken place unless and until all other actions and transactions constituting Completion shall have taken place as provided in this Agreement. The Parties acknowledge the essential nature of this provision.

5.3	Each of the Parties shall and, if appropriate, shall ensure that its respective Affiliates shall execute such other documents and do all such other acts and things as may reasonably be required, in order to effect the transfer of the Option Interests to the Buyer and to implement the transactions contemplated hereunder and otherwise to carry out the true intent of this Agreement.

5.4	Following Completion, the Seller shall ensure that (to the extent not delivered prior to Completion) copies of the Licensed Interest Documents and copies of Data in the possession or control of the Seller as requested and reasonably required by the Buyer and which are not in the Buyer’s possession are made available for collection by the Buyer at its own expense and within normal business hours within thirty (30) Business Days after the Completion Date. The costs of reproducing the Licence Interest Documents and the Data shall be borne by the Buyer. The Seller shall also following Completion use its reasonable endeavours to obtain such waivers and/or releases (at the cost of the Buyer) which may be necessary so as to enable it to provide all data in the possession, custody or control of the Seller directly and exclusively relating to the Option Interests which may be the subject of confidentiality obligations by which it is bound or which cannot be provided to the Buyer because such transfer is prohibited by the agreement under which it is acquired and upon obtaining such waivers and/or releases shall promptly provide the same to the Buyer.

5.5	Notwithstanding Completion:

5.5.1	each provision of this Agreement (and any other document referred to in it) not performed at or before Completion but which remains capable of performance;

5.5.2	the Warranties and the Buyer’s warranties under Clause 7.2; and

5.5.3	all covenants, indemnities and other undertakings contained in or entered into pursuant to this Agreement,

will remain in full force and effect and (except as otherwise expressly provided) without limit in time.

6	Indemnities

6.1	The Seller shall be liable for all costs, charges, expenses, liabilities and obligations (including in respect of the Burdened Interest as defined in the JOA in respect of the Option Interests (together “Obligations”) which accrue in or relate to any period before the Economic Date and the Seller shall be entitled to all income, receipts, rebates, credits and other benefits in respect of the Option Interests (together “Benefits”) which accrue in or relate to any period before the Economic Date.

6.2	The Buyer shall be liable for all Obligations and entitled to all Benefits which accrue in or relate to any period on or after the Economic Date.

6.3	Subject to Clauses 7 and 12 and save to the extent that the Consideration includes any adjustment under Clause 3 which already takes account of any of the following (with the intent that there shall be no-double – counting) :-

6.3.1	if any Obligations are incurred by the Seller in respect of any period on or after the Economic Date, the Buyer shall reimburse and indemnify the Seller in respect thereof;

6.3.2	if any Obligations are incurred by the Buyer in respect of any period prior to the Economic Date, the Seller shall reimburse and indemnify the Buyer in respect thereof;

6.3.3	if any Benefits accrue to the Seller in respect of any period on or after the Economic Date, the Seller shall account to and reimburse the Buyer in respect thereof; and

6.3.4	if any Benefits accrue to the Buyer in respect of any period prior to the Economic Date, the Buyer shall account to and reimburse the Seller in respect thereof and any such reimbursements shall be treated as further adjustments to the Purchase Price.

6.4	Any amount to be paid or reimbursed in accordance with Clause 6.3 or any other provision of this Clause 6 shall be paid or reimbursed within ten (10) Business Days of receipt thereof (or, in the case of Obligations, within ten (10) Business Days of receipt of notification from the Party which has incurred such Obligations) to the relevant Seller Account or Purchaser Account (as the case may be) (unless otherwise intimated in writing).

6.5	For the avoidance of doubt, and without prejudice to the provisions of Clauses 6.1, 6.2 and 6.3, any Benefits or Obligations accruing in respect of the Option Interests in the form of amounts receivable or payable resulting from any adjustment in relation to the operation of, and expenditure attributable to, the Option Interests in the period prior to the Economic Date shall accrue to the Seller.

6.6	Notwithstanding any other provision of this Agreement (but without prejudice to the Warranty in Clause 7.14), the Buyer shall at its cost and expense perform and shall, to the extent of the Option Interests, be responsible for all Decommissioning Liabilities and all Environmental Liabilities whether arising before, on or after the Economic Date and shall indemnify and hold the Seller and its Affiliates harmless against all and any Losses and Expenses however arising out of or in connection with any and all Decommissioning Liabilities and any and all Environmental Liabilities, in each case to the extent of the Option Interests and regardless of whensoever such Decommissioning Liabilities or Environmental Liabilities may arise or may have arisen and whether before, on or after the Economic Date and regardless of whosoever is or was a licensee under the Licence(s) or owned or leased the relevant property.

6.7	The Buyer shall promptly notify the Seller of any circumstances of which the Buyer becomes aware and for which the Seller may have any benefit or liability under Clause 6.1 and/or Clause 6.3 and, if requested by notice in writing by the Seller, the Buyer shall use its reasonable endeavours to defend or pursue any claim on behalf of the Seller and shall act in accordance with the Seller’s reasonable instructions in respect thereof. In such event, the Seller shall indemnify the Buyer in respect of all costs, claims and damages suffered by the Buyer in defending or pursuing such a claim on the Seller’s behalf and acting in accordance with the Seller’s reasonable instructions.

6.8	The rights and obligations in this Clause 6 shall not come into effect unless and until Completion takes place and for the avoidance of doubt any payments arising under this Clause 6 shall be made after the Completion Date. All adjustments and reimbursements made and the ascertainment of all Obligations and Benefits under this Clause 6 shall be calculated using the Accruals Basis of Accounting.

6.9	Notwithstanding any other provision of this Agreement, the Seller shall at its cost and expense perform and shall, be responsible for all Future Payment Liabilities whether arising before, on or after the Economic Date and shall indemnify and hold the Buyer and its Affiliates (including for this purpose Edison S.p.A and its Affiliates) harmless against all and any Losses and Expenses however arising out of or in connection with any and all Future Payment Liabilities regardless of whensoever such Future Payment Liabilities may arise or may have arisen and whether before, on or after the Economic Date and regardless of whosoever is or was a licensee under the Licence(s) or owned or leased the relevant property. Furthermore the Seller shall indemnify and hold the Buyer harmless against any breach of the Warranty contained in Clause 7.1.19.

6.10	The Seller shall ensure that there are no obligations outstanding at Completion to sell gas or any other Petroleum products relating to the Option Interests to any person and that (without limitation to the generality thereof) all commitments under the Forward Gas Sales Agreement which may relate to the Option Interests have been terminated. Furthermore the Seller shall indemnify and hold the Buyer harmless against any Losses and Expenses however arising out of or in connection with any breach of the Warranty contained in Clause 7.1.18.

7	Representations and Warranties

7.1	Subject to the provisions of this Clause 7, the Seller hereby represents and warrants to the Buyer that save in respect of matters fairly disclosed (with sufficient details to identify the nature and scope of the matters disclosed) in the Data Room Documents, the Licence Interest Documents or this Agreement, the following Warranties are true and accurate:

7.1.1	the Seller is a licensee of the Licence(s) and the legal and beneficial owner of the Option Interests and all property rights and interests attributable thereto under the Licensed Interest Documents;

7.1.2	save for the Limited Overriding Royalty Interest, no mortgage, charge (whether fixed or floating), pledge, lien, encumbrance or other security or net profit or royalty interest is in existence and in force over the Option Interests other than arising under the Licence(s) nor, subject as aforesaid, has the Seller entered into any agreement or commitment to create the same; nor, so far as the Seller is aware, are there any other matters which restrict the Seller’s ability freely to dispose of the Option Interests save for the terms of the Licence(s) and the Licence Interest Documents;

7.1.3	the Seller has not committed any breach of the Licence(s) or any of the Licensed Interest Documents nor received notice that any of the parties to any of the above-mentioned documents has committed any breach of the Licence Interest Documents, which breach, at the date of making this statement, is in either case of a material nature and is subsisting and would have a material adverse effect upon the Seller’s ownership of the Option Interests;

7.1.4	the Licence(s) and all rights and interests of the Seller thereunder or deriving therefrom are in full force and effect and the Seller has not committed any act or omission nor, so far as the Seller is aware, has any other licensee of the Licence(s) committed any act or omission which would entitle the Secretary to revoke the Licence(s) and no notice has been given to the Seller or, so far as the Seller is aware, to any other licensee of the Licence(s), by the Secretary of any intention to revoke the Licence(s);

7.1.5	the Licence(s) is not in the course of being surrendered in whole or in part;

7.1.6	none of the current licensees of the Licence(s) or the current parties to the JDA have given any notice of withdrawal from the Licence(s) or the JDA;

7.1.7	the Seller is not a party to any litigation or arbitration or administrative proceedings relating to the Option Interests in respect of which a writ or summons or other formal pleading has been served or judgment issued, nor has the Seller been notified of any claim (not formulated within a formal pleading as aforesaid) or dispute in relation to, and which is likely materially to prejudice or endanger in any material manner, the Option Interests, and the Seller is not aware that any such litigation, arbitration or administrative proceedings are threatened or pending, either by or against the Seller, and there are no facts known to the Seller which are likely to give rise to any claim or dispute which is likely so materially to prejudice or endanger in any material manner the Option Interests, and, so far as the Seller is aware, none of the other licensees of the Licence or the parties to the Licensed Interest Documents is a party to any litigation, arbitration or administrative proceedings or any claim or dispute or judgment in relation to, and which is likely materially to prejudice or endanger in any material manner, the Option Interests;

7.1.8	the Seller is duly incorporated with limited liability and validly existing under the laws of England;

7.1.9	the documents which contain or establish the Seller’s constitution incorporate provisions which authorise, and all necessary corporate action has been taken to authorise, the Seller to execute and deliver this Agreement and perform the transaction contemplated by this Agreement;

7.1.10	subject to fulfilment of the conditions set out in Clause 2.2, the signing and delivery of this Agreement and the performance of any of the transactions contemplated by this Agreement will not contravene or constitute a material default under any provision contained in any agreement, instrument, law, judgment, order, licence, permit or consent by which the Seller or any of its Affiliates or their respective assets is bound or affected and which would result in the Seller being unable to perform its obligations under this Agreement;

7.1.11	the Licensed Interest Documents are the only material documents which govern or relate to the creation, existence or validity of the Option Interests, and to which the Seller is a party and the Seller is not under any contractual obligation to enter into any further material agreement in relation to the Option Interests other than for operational purposes;

7.1.12	all accrued obligations and liabilities imposed by the Licence(s), including the work obligations arising from the Licence(s), have been duly fulfilled and discharged and there is no outstanding work obligation to be fulfilled under the Licence(s);

7.1.13	the Seller is not a party to any farm-in or farm-out agreement under which it will become obliged to transfer the Option Interests or any part of them;

7.1.14	In relation to the following:

7.1.14.1	the Seller has not received any orders or directives under any Environmental Laws in force at the date hereof which require any material work, repairs, construction or capital expenditures with respect to the Option Interests which have not been fully complied with in all material respects;

7.1.14.2	the Seller has not received any demand or notice under any Environmental Law in force at the date hereof with respect to a material breach thereof related to the Option Interests;

7.1.14.3	the Seller has not received any complaint from any UK government, agency or group regarding any actual or alleged material environment damage or material injury related to the Option Interests;

7.1.14.4	so far as the Seller is aware the Seller has complied in all material respects with Environmental Law in force at the date hereof in relation to the Option Interests;

7.1.15	the Seller is not for statutory purposes deemed to be unable to pay its debts and is able to pay its debts as they fall due and no steps have been taken to propose any scheme of arrangement involving the Seller and its creditors generally, obtain an administration order or appoint any administration or other receiver or equivalent officer in relation to the Seller or any of its property or to wind up or dissolve the Seller. No order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of the Seller or for the appointment of any provisional liquidator; and so far as the Seller is aware, no petition has been presented for an administration order to be made in relation to the Seller;

7.1.16	the Seller is not party to, and nor is the Seller aware of, any proposal by any other party to the Licensed Interest Documents to conduct any sole risk or non-consent operations under the Licence(s) so as to impose upon the Seller an obligation to pay any penalty or premium as a condition of participating in any future operation under the Licensed Interest Document in question;

7.1.17	the Seller (and/or the Operator on behalf of the Seller) has in place all insurances required by law and by the JDA and the Joint Operating Agreement in relation to the Option Interests;

7.1.18	all reserves of Petroleum arising from the Option Interests may following Completion be freely lifted and disposed of by the Buyer and are not contracted for sale or otherwise committed to any person or entity;

7.1.19	details of expenditures on which capital allowances have been claimed or would have been claimed in the Seller’s corporation tax returns have been provided to the Buyer and to the extent that any part of the Consideration is allocated to assets qualifying for capital allowances under Part 2 and Part 5 of the Capital Allowances Act 2001, such capital allowances are available;

7.1.20	there are no outstanding obligations of the Seller (whether or not attaching to the Option Interests) to make future and/or contingent payments to any person from whom the Seller acquired all or part of the Option Interests (other than the Future Payment Liabilities)

Provided that the Warranties given in Clauses 7.1.4 to 7.1.6 (inclusive) and Clause 7.1.12 are, to the extent that the Seller does not have an interest in a Block in such Licence, given so far as the Seller is aware and for the avoidance of doubt provided further that no matters are disclosed pursuant to Clause 7.1 and 7.3 in relation to the Warranty in Clause 7.1.19.

7.2	Subject to the provisions of this Clause 7 the Buyer hereby represents and warrants to the Seller as follows:

7.2.1	the Buyer is duly incorporated with limited liability and validly existing under the laws of England;

7.2.2	the documents which contain or establish the Buyer’s constitution incorporate provisions which authorise, and all necessary corporate action has been taken to authorise, the Buyer to execute and deliver this Agreement and perform the transactions contemplated hereby;

7.2.3	subject to fulfilment of the conditions set out in Clause 2.2, the signing and delivery of this Agreement and the performance of the transactions contemplated by this Agreement, will not contravene or constitute a default under any provision contained in any agreement, instrument, law, judgment, order, licence, permit or consent by which the Buyer or any of its Affiliates or any of their respective assets is bound or affected and which would result in the Buyer being unable to perform its obligations under this Agreement;

7.2.4	no litigation, arbitration, administrative proceeding, dispute or judgement against the Buyer (or its Affiliates) or to which the Buyer (or its Affiliates) is a party which might by itself or together with any other such proceedings have a material adverse effect on the Buyer’s business, assets or condition and which would materially and adversely affect its ability to observe or perform its obligations under this Agreement and the transactions contemplated hereby, is subsisting or, so far as the Buyer is aware, threatened or pending against the Buyer or any of its assets or against its Affiliates;

7.2.5	there are no facts within the actual knowledge of the Buyer or its Affiliates at the date hereof which will entitle the Buyer to make any claim against the Seller and, insofar as there are any such facts, the Buyer shall not be entitled to make any claim in respect thereof; and

7.2.6

the Buyer is not for statutory purposes deemed to be unable to pay its debts and is able to pay its debts as they fall due and no steps have been taken to propose any scheme of arrangement involving the Buyer and its creditors generally, obtain an administration order or appoint any administration or other receiver or equivalent officer in relation to the Buyer or any of its property or to wind up or dissolve the Buyer. No order has been made, petition presented or meeting convened for the purpose of considering a resolution for the winding up of the Buyer or for the appointment of any provisional liquidator; and so far as the Buyer is aware, no petition has been presented for an administration order to be made in relation to the Buyer.

7.3	The Warranties are given as at the date of this Agreement and shall be repeated as at the Completion Date subject to matters fairly disclosed (with sufficient details to identify the nature and scope of the matters disclosed) in the Data Room Documents, the Licence Interest Documents or this Agreement. Accordingly, the Buyer shall not be entitled to claim that any fact or matter constitutes a breach of or inconsistency with the Warranties and the Seller shall not be liable to the Buyer for any claim to the extent that such fact or matter has been so disclosed.

7.4	Subject to Clause 7.3 and without prejudice to Clause 7.2.5, the Buyer’s remedy for breach of any of the Warranties or any other provision of this Agreement shall be limited to a claim for damages and/or indemnity and the Buyer shall not be entitled to any other form of remedy in relation thereto including rescission of this Agreement. Any payment by the Seller to the Buyer for damages pursuant to a breach of any of the Warranties shall be treated as a reduction in the Purchase Price to the extent of such payment.

7.5

Save in the case of fraud or wilful concealment of material facts, the Seller shall not be liable for any claim for breach of any of the Warranties unless it shall have received from the Buyer, as soon as practicable after the Buyer becomes aware of the same, written notice containing reasonable details of the relevant claim including the Buyer’s bona fide provisional estimate of the amount of the claim provided always that such notice is received on or before the expiry of eighteen(18) months from the Completion Date in the case of the Warranties other than the warranty contained in Clause 7.1.19 and in the case of such warranty before 31st March 2014. Any claim made shall be deemed to have been withdrawn or satisfied unless arbitration proceedings in respect thereof have been both issued and served on the Seller within six (6) months of the giving of such notice.

7.6	Except as set out in Clause 7.1, neither the Seller nor any of its Affiliates nor any officer, shareholder, director, employee, agent, adviser, consultant or representative of the Seller or any of its Affiliates (including their auditors) makes any representation, warranty, statement, opinion, information or advice (including any representation, warranty, statement, opinion, information or advice (a) communicated (orally or in writing) to the Buyer or any Affiliate of the Buyer or (b) made in any data, information or document communicated to the Buyer or any Affiliate of the Buyer or made by any officer, shareholder, director, employee, agent, adviser, consultant or representative of the Seller or any Affiliate of the Seller) and the Buyer acknowledges, affirms and warrants that (except as aforesaid) it has not relied, and will not rely, upon any such representation, warranty, statement, opinion, information or advice of any person in entering into this Agreement or carrying out the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Seller makes no representation or warranty as to: (i) the amounts, quality or deliverability of reserves of oil, gas or other hydrocarbons attributable to the Option Interests, (ii) any geological, geophysical, technical, engineering, economic or other interpretations, forecasts or evaluations, (iii) any forecast of expenditures, budgets or financial projections, (iv) any geological formation, drilling prospect or hydrocarbon reserve, or (v) the physical state or condition of any of the assets associated with the Option Interests and the Buyer acknowledges that all such assets are to be acquired by the Buyer on an “as is, where is” basis.

7.7	Save in the case of fraud or wilful concealment of material facts, the Buyer shall not be liable for any claim in relation to any breach of the provisions of Clause 7.2 unless it shall have received from the Seller, as soon as practicable after the Seller becomes aware of the same, written notice containing reasonable details of the relevant claim including the Seller’s bona fide provisional estimate of the amount of the claim and in any event such notice is received on or before the expiry of twelve (12) months from the Completion Date. Any claim made shall be deemed to have been withdrawn or satisfied unless judicial proceedings in respect thereof have been both issued and served on the Buyer within six (6) months of the giving of such notice.

7.8	Save in the case of fraud or wilful concealment of material facts or breach of the Warranty contained in Clause 7.1.19, the liability of the Seller in respect of any claim for breach of the Warranties shall be limited as follows:

7.8.1	the Seller shall have no such liability unless the total loss or damage claimed to have been suffered by the Buyer (acting in good faith) in respect thereof when aggregated with other such claims amounts to two million Dollars ($2,000,000) or more, whereupon the whole of such liability and not merely the excess shall be recoverable; and

7.8.2	individual claims with a value of less than two hundred and fifty thousand Dollars ($250,000) shall be disregarded for all purposes including for the calculation of the aggregate value of claims for the purposes of Clause 7.8.1; and

7.8.3	the maximum aggregate liability of the Seller in respect of all such claims (including interest and expenses) shall not exceed an amount equal to the Purchase Price.

7.9	If:

7.9.1	the Buyer becomes aware of any circumstance which may result in the Buyer having a claim against the Seller under this Clause 7 as a result of or in connection with a liability or alleged liability to a third party, or

7.9.2	the Buyer is or may be entitled by law to recover from some other person any sum in respect of which the Buyer may have a claim against the Seller under this Clause 7,

the Buyer shall promptly notify the Seller thereof in writing and the Buyer shall make no admission of liability, agreement, settlement or compromise with any third party in relation to any such liability or alleged liability without the prior written consent of the Seller and the Seller shall at its expense be entitled to take and/or require the Buyer to take any action the Seller might reasonably request to prevent a claim arising or to resist such liability or enforce such recovery (as the case may be) and to have conduct of any appeal, dispute, compromise or defence and of any incidental negotiations for the aforesaid purposes, subject to indemnifying the Buyer in terms reasonably acceptable to the Buyer against any Losses and Expenses the Buyer may incur, and the Buyer will give the Seller all practicable co-operation, access, assistance and information for the purposes of preventing such a claim, resisting such liability or enforcing such recovery as aforesaid.

7.10	Where the Buyer is or may be entitled to recover from some other person any sum in respect of any liability, loss or damage the subject of a claim by the Buyer against the Seller in respect of any breach of the Warranties or for which such a claim could be made, the Buyer shall, before seeking to recover any amount from the Seller under this Agreement, take all reasonable steps as the Seller may reasonably require to enforce such recovery and shall keep the Seller informed of the progress of any action taken and any claim against the Seller shall be limited (in addition to the limitations on the liability of the Seller referred to in this Clause 7) to the amount by which the loss or damage suffered by the Buyer as a result of such breach shall exceed the amount so recovered. If the Seller pays to the Buyer an amount pursuant to a claim in respect of any breach of the Warranties and the Buyer is entitled to recover from some other person any sum to which it would not have been or become entitled but for the circumstances giving rise to such a claim, the Buyer shall promptly undertake all appropriate steps to enforce such recovery and shall forthwith repay to the Seller the amount recovered from the third party or, if less, the amount paid by the Seller, less any costs and expenses reasonably incurred by the Buyer in recovering that amount from the third party.

7.11	The Seller shall not be liable for any breach of any provision of this Clause 7 nor shall the Buyer have any rights in respect of any inconsistency therewith arising after the date hereof, to the extent that such breach or inconsistency is occasioned by the Seller doing or omitting to do any act or thing at the written request of the Buyer.

7.12	A breach of warranties under Clause 7.1 or Clause 7.2 which is capable of remedy shall not entitle a Party to make a claim unless the warrantor is given notice of such breach and the warrantor has failed to commence remedial action within thirty (30) days after the date on which such notice is served on the warrantor. Without prejudice to the foregoing, if any claim shall arise by reason of some liability which at the time that the claim is notified to a Party is contingent only, such Party shall not be under any obligation to make any payment in respect of such claim until such time as the contingent liability ceases to be so contingent.

7.13	Where a representation or warranty is qualified by the words “so far as the Seller is aware”, or any similar expression, such representation or warranty is given only to the extent that any of the officers or directors of the Seller or ATP Oil & Gas Corporation or senior managers of the Seller have actual knowledge of the matters to which it refers as at the date the representation or warranty is given after due and careful inquiry only of those of the Seller’s senior employees directly engaged in the management of the Option Interests and who could reasonably be expected to have knowledge of the subject matter of the relevant representation or warranty (and no other persons).

7.14	Nothing in this Agreement shall relieve a Party of any duty, whether at common law or otherwise, to mitigate any loss or damage incurred by it in respect of any breach by the other Party of the representations, warranties, indemnities or any other term of this Agreement or in respect of its subject matter.

7.15	A Party shall not be entitled to recover from the other Party the same sum or loss more than once in respect of any claims for any breach of any provision of this Agreement or in respect of its subject matter.

7.16	Notwithstanding any other provisions of this Agreement, neither Party shall be liable to the other Party under, arising out of or in any way connected to this Agreement or the Assignment Documents, for any Consequential Loss, whether arising in contract or in tort (including negligence, breach of statutory duty or otherwise). For these purposes “Consequential Loss” means loss of revenue, production or profits; or inability to produce Petroleum; or losses associated with business interruption; or loss of bargain, contract (other than this Agreement), expectation or opportunity; or any loss, claim or expense which arises out of the delay, postponement, interruption to or inability to produce, deliver or process production from the Option Interests; or any increase in operating or other costs; or all indirect or consequential losses or damages howsoever caused or arising.

8	Ongoing obligations and liabilities

8.1	The Parties shall co-operate with each other and shall execute such documents and take such actions as may reasonably be requested from time to time in order to give full effect to the intent of this Agreement.

8.2	Each Party undertakes to provide written advice to the other Party of any event giving rise to an adjustment under Clause 6, Clause 7 or Clause 12.7 or Clause 12.9.2, including such documentary evidence as is reasonably deemed to be necessary by the other Party to verify the adjustment, within thirty (30) days of becoming aware of such an event.

9	Announcements and Confidentiality

9.1	No Party shall, and each Party shall procure that none of its Affiliates shall, issue or make any public announcement or statement regarding this Agreement or any transactions contemplated hereby without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed, except to the extent that it is necessary for a Party or its Affiliate to make such public announcement or statement in order to comply with a statutory obligation, an obligation to include information in published or audited accounts, or with the requirement of a competent government agency or other regulatory body, the London Stock Exchange plc, the Securities and Exchange Commission of the United States of America or a recognised stock exchange on which that Party or such Affiliate has its shares or oil production or royalty stock listed, in which event the Party proposing to make such an announcement or statement shall, as soon as practicable and, if possible prior to its release, issue a copy thereof to the other Party. . In all circumstances the Parties shall consult in relation to the form of the announcement.

9.2	The terms and conditions of this Agreement shall be held confidential by the Parties and all information furnished or disclosed to a Party in connection with the transactions contemplated by this Agreement (“Confidential Information”) whether before or after the date hereof shall be held confidential by such Party and neither the terms of this Agreement nor any Confidential Information shall, subject to Clause 9.1, be divulged in any way to any third party by one Party without the prior written approval of the other Party; provided that such Party may, without such approval, disclose the same to:-

9.2.1	any if its Affiliates provided such Party remains liable for any breach of confidentiality by such Affiliate(s); or

9.2.2	any outside professional consultants or other professional advisers consulted in connection with this Agreement (including an expert and/or accountant appointed hereunder) provided such Party obtains a similar undertaking of confidentiality (but excluding this proviso) from such consultants and advisers; or

9.2.3	any bank or financial institution from whom such Party is seeking or obtaining finance, provided such Party obtains a similar undertaking of confidentiality (but excluding this proviso) from such bank or institution; or

9.2.4	the extent required by any applicable laws, the Licence(s), or the requirements of any recognised stock exchange or the Securities and Exchange Commission of the United States of America in compliance with its rules and regulations; or

9.2.5	the extent required by any Government agency or authority lawfully requesting the same; or

9.2.6	any Court of competent jurisdiction acting in pursuance of its powers; or

9.2.7	the extent that the terms of this Agreement or any Confidential Information become public knowledge or for any other reason cease to be confidential otherwise than through breach of this undertaking.

9.3	Notwithstanding the termination of this Agreement the provisions of this Clause 9 shall continue to apply for a period of three (3) years from the date hereof.

10	Notices

10.1	Except as otherwise provided in this Agreement any notice or other document to be given under this Agreement shall be in writing and shall be deemed to be duly given if it (or the envelope containing it) identifies the Party to whom it is intended to be given as the addressee and:

10.1.1	it is delivered personally; or

10.1.2	it is sent by (i) pre-paid first class post or airmail or express or other fast postal service or (ii) the recorded delivery service or (iii) facsimile transmission,

to the appropriate address or facsimile number and marked for the attention of the appropriate person shown in Clause 10.3 or to such other addresses and/or facsimile numbers and/or marked for the attention of such other persons as may be given by a Party for the purposes of this Agreement by notice to the other Party.

10.2	Any notice duly given within the meaning of Clause 10.1 shall be deemed to have been both given and received:

10.2.1	if it is delivered in accordance with Clause 10.1.1, on such delivery;

10.2.2	if it is duly posted or transmitted in accordance with Clause 10.1.2 by any of the methods therein specified, on the second (or, when sent by airmail, the fifth) Business Day after the day of posting or (in the case of a notice transmitted by facsimile) on the first Business Day after the day of transmission and receipt by the sender of a successful transmission report indicating full and complete transmission.

10.3	The respective addresses for service are:

Seller	ATP Oil & Gas (UK) Limited

Victoria House, London Square, Cross Lanes, Guildford GU1 1UJ

Facsimile: 01483 307222
Email: jgill@atpog.com
Attention: John Gill

copied to:

ATP Oil & Gas Corporation

4600 Post Oak Place, Suite 200, Houston, Texas 11027-9726

Facsimile: + 1 713 622 0289
Email: jtschirhart@atpog.com
Attention: John Tschirhart

Buyer	EDF Production UK Ltd

c/o 1 Blake Mews. Kew Gardens, London, TW9 3GA

Facsimile: +44 208 439 9868
Emails: amj@lawxl.com
Emails: philippe.antoine@edf.fr

Attention: Philippe M Antoine

copied to:

Facsimile: +33 1 5665 0837
Attention: Charles-Henri Prou
Emails: charles-henri.prou@edf.fr

10.4	For the purposes of this Clause 10 “notice” shall include any request, demand, instructions or other document.

11	Costs and Expenses

11.1	Save as otherwise stated in this Agreement, each Party shall pay its and its Affiliates’ own costs, expenses, duties and, except as otherwise expressly agreed in writing, Taxation in relation to the preparation and execution of this Agreement, the documents contemplated hereby or executed pursuant hereto and any transactions contemplated by this Agreement.

11.2	Without prejudice to any other rights or remedies available to a Party hereunder or at law, if any amount payable hereunder is not paid when due, the defaulting Party shall pay interest on such amount from the due date of payment (after as well as before judgment) at a rate equal to two percent (2%) above the Agreed Rate calculated on a compounded basis on the accumulated daily balances.

11.3	The Buyer shall be responsible for payment in a timely fashion of any and all stamp duty land tax, stamp duties, transfer taxes, registration fees and other charges payable on or in respect of this Agreement, the Assignment Documents and/or any related agreements and in respect of its or their subject matter and any similar taxes, duties, fees and charges wheresoever arising in relation to the transfer of the Option Interests to the Buyer.

12	Taxation

12.1	The Seller confirms that it is registered and the Buyer confirms that it has applied for registration and will use its reasonable endeavours to obtain registration before Completion, as taxable persons for the purposes of VAT and that no election has been made and no election will be made prior to the Completion Date under paragraph 2 of Schedule 10 to the Value Added Tax Act 1994 in relation to the Option Interests.

12.2	The Buyer undertakes that it will use the Option Interests as part of its business of searching for, boring for and getting petroleum as a going concern for a sufficient period to comply with the requirements of Article 5 of the Value Added Tax (Special Provisions) Order 1995 so that the assignment of the Option Interests is treated as neither a supply of goods nor a supply of services for VAT purposes.

12.3	The Purchase Price is stated net of any applicable VAT. The Parties believe that the sale and transfer hereunder is a transaction which is outside the scope of VAT by virtue of Article 5 of the Value Added Tax (Special Provisions) Order 1995 and/or that the transfer contemplated hereby is of a right over land situated outside the United Kingdom and as such will be treated as outside the scope of Value Added Tax by virtue of Article 5 of the Value Added Tax (Place of Supply of Services) Order 1995. However, in the event that a Party is advised in writing by HM Revenue and Customs that the transaction hereunder is subject to VAT, the Buyer undertakes to pay to the Seller, on delivery of a valid VAT invoice, any amounts due in respect of VAT within thirty (30) days of demand.

12.4	Reimbursement pursuant to Clause 6.3 shall be exclusive of VAT which the Party receiving the reimbursement may be required to charge and, if called upon to do so by the such Party, the Party making the reimbursement undertakes to pay such Party, on presentation of a valid VAT invoice, any amounts properly due in respect of VAT set out in such invoice within thirty (30) days of demand.

12.5	Subject to Clause 12.3, any Adjustments pursuant to Clause 3 or payments or reimbursements pursuant to Clause 6.3 or Clause 7 in respect of any payment or receipt being an amount in respect of which VAT has been paid or received shall be made on a basis disregarding the VAT element where the VAT paid is fully deductible or is required to be accounted for in full to HM Revenue and Customs, but otherwise shall be made on a basis which leaves the Seller and the Buyer in no better and no worse a position (after taking account of VAT, and subject to the application of the other provisions of this Clause 12) than had the payment or receipt not been made or received.

12.6	The Seller shall make an application to HM Revenue and Customs under Section 49(1) (b) of the Value Added Tax Act 1994 for a direction that the records relating to the Option Interests which under paragraph 6 of Schedule 11 to the Value Added Tax Act 1994 have been maintained by the Seller or its Affiliates should be preserved by the Seller or its Affiliates, as the case may be, notwithstanding the provisions of the said section. The Seller shall, as soon as reasonably practicable following receipt thereof, provide the Buyer with a copy of any such direction and the Buyer shall retain access at all reasonable times during business hours to all books and records retained by the Seller or its Affiliates in relation to VAT matters concerning the Option Interests and the Seller covenants to retain such records as required by paragraph 6 of Schedule 11 to the Value Added Tax Act 1994.

12.7	CT Adjustments

12.7.1	The Purchase Price shall be increased by the Buyer paying to the Seller an amount equal to any CT paid by the Seller on any receipts taken into account, using the Accruals Basis of Accounting, for the purposes of Clause 3.7, the Petroleum Sales Adjustment.

12.7.2	The Purchase Price shall be decreased by the Seller paying to the Buyer an amount equal to any CT relief received by the Seller on any cash calls paid and any expenditure taken into account, using the Accruals Basis of Accounting, for the purposes of Clause 3.6, the Cash Calls Adjustment and Clause 3.8, the Interim Period Adjustment.

12.7.3	The Parties recognise that adjustments under this Clause 12.7 are notional adjustments, as opposed to actual payments of, reliefs from or reductions in CT liabilities. For the purpose of calculating these notional adjustments it shall be assumed that both the Seller and the Buyer are single companies with no brought forward losses who are paying CT at the standard rate applicable for the period concerned. Such notional adjustments shall be effected by deducting from each relevant payment a notional CT charge. In calculating the notional CT charge, the CT rate to be used will be the rate which applies at the end of the month in which the receipt or payment arises, or if the rate of CT changes during a month the arithmetic mean of the rates applicable for that month shall be used.

12.7.4	If the Parties cannot reach agreement on all or part of the adjustments referred to in this Clause 12.7 within thirty (30) Business Days of receipt by the Buyer from the Seller of the Seller’s estimate of such adjustments, the adjustments in dispute may be referred by either the Seller or the Buyer for determination by an independent expert nominated by the Parties or, in the absence of agreement between the Parties within five (5) Business Days of a Party notifying the other that it proposes to refer the dispute to an expert, by the President of the Institute of Chartered Accountants in England and Wales on the application of either the Seller or the Buyer. Within twenty (20) Business Days after the appointment of such expert, each Party may submit to the expert a statement of the nature of the dispute, a description of the submitting Party’s claims with respect thereto, and any other supporting documentation or materials with respect thereto that the submitting Party desires the expert to consider. The Party submitting such statement shall provide a copy thereof to the other Party, who shall have ten (10) Business Days from receipt thereof to submit a responding statement to the expert. The nominated expert shall be afforded such access to books, records, accounts and documents in the possession of the Parties as he may reasonably request, and he shall act as expert not as arbitrator. The said expert’s determination shall, in the absence of fraud or manifest error or bias, be final and binding on the Parties, his fees and disbursements shall be borne by the Seller and the Buyer in equal shares and the Parties shall bear their own costs in respect of such reference.

12.8	The Seller shall be liable for any liabilities arising under Schedule 15 to the Finance Act 1973 in respect of the Option Interests or the Licence(s) for periods ending up to the Economic Date and the Buyer shall be liable for all periods thereafter.

12.9.1	The Seller and the Buyer agree that the allocation of Consideration set out in Schedule 2 is a just and reasonable apportionment of the Consideration and both agree to submit their CT returns for all relevant years on the basis of said allocation. Further, the Seller and the Buyer agree consistently to allocate the Consideration attributable to amounts eligible for capital allowances between plant and machinery allowances and mineral extraction allowances on their respective CT returns. Where HM Revenue and Customs does not agree with the claim for capital allowances by the Buyer, the allocation set out in Schedule 2 shall be adjusted to take into account the just and reasonable apportionment agreed by HM Revenue and Customs and to reflect any revised disposal proceeds taken into account in the Seller’s revised CT returns.

12.9.2

If any part of the Consideration allocated as set out in Schedule 2 to assets qualifying for capital allowances under Part 2 and/or Part 5 of the Capital Allowances Act 2001 is not agreed by HM Revenue and Customs and the total of the capital allowances claim of the Buyer is reduced, the Seller shall pay to the Buyer, by way of adjustment to the Purchase Price, an amount equal to fifty percent (50%) of the amount by which the total of the Buyer’s claim for capital allowances is reduced by HM Revenue and Customs provided always that, save in the case of fraud or wilful concealment of material facts, the Seller shall not be liable for any payment to the Buyer pursuant to this Clause 12.9.2 unless it shall have received from the Buyer, as soon as practicable after the Buyer becomes aware of the amount of capital allowances not being so agreed, written notice containing reasonable details of the relevant claim including the Buyer’s bona fide provisional estimate of the amount of the claim and in any event such notice is received on or before 31st March 2014. Any payment under this clause shall not be due for payment until the earlier of 1st January 2012 and the date on which the increased Taxation that results from the adjustments to the allocation of consideration falls due for payment to HM Revenue and Customs.

13	Variation

The terms and conditions of this Agreement shall only be varied by an agreement in writing signed by each of the Parties and specifically referring to this Agreement.

14	Assignment

No Party shall assign or transfer its rights or its obligations under this Agreement without the prior written consent of the other Party save that (a) prior to Completion the Buyer may assign its rights under this Agreement (in whole or in part) with the consent of the Seller (such consent not to be unreasonable withheld or delayed) and (b) after Completion the Buyer may assign its rights under this Agreement (in whole or in part), in either case to an Affiliate(s) and/or to an Affiliate(s) of Edison S.p.A.

15	Rights of Third Parties

With the exception of the rights of the Seller’s Affiliates to enforce the terms of Clause 6.6, nothing in this Agreement is intended to confer on any person any right to enforce any term of this Agreement which that person would not have had but for the Contracts (Rights of Third Parties) Act 1999. Notwithstanding the foregoing, the Parties may by agreement rescind or vary any term of this Agreement without the consent of any of the Seller’s Affiliates.

16	General

16.1	If there is any conflict between the provisions of this Agreement and the provisions of the Assignment Documents, the provisions of this Agreement shall prevail. The provisions of the main body of this Agreement shall prevail over the provisions of the Schedules in the event of any conflict.

16.2	Without prejudice to the provisions of Clauses 7.5 and 7.7, this Agreement shall remain in full force and effect notwithstanding Completion.

16.3	No waiver by any Party of any breach of a provision of this Agreement shall be binding unless made expressly and in writing and any such waiver shall relate only to the matter to which it expressly relates and shall not apply to any subsequent or other matter.

16.4	This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

16.5	This Agreement may be executed in any number of counterparts but shall not be effective until each Party has executed at least one counterpart. Each of the executed counterparts shall be deemed to be an original of this Agreement, but taken together, all the counterparts shall constitute one and the same instrument.

16.6	This Agreement is not intended to constitute or create nor shall it be construed so as to constitute or create any partnership, association, joint venture or trust. Notwithstanding the foregoing if, for the income tax purposes of the United States of America, this Agreement and the transactions under this Agreement are regarded as a partnership, each Party which is affected thereby elects to be excluded from the application of all of the provisions of Subchapter “K” of Chapter 1 of Subtitle “A” of the Internal Revenue Code of 1986 as amended of the United States of America (the “Code”), as permitted and authorised by Section 761 of the Code and the Treasury Regulations promulgated under the Code, and any future income tax laws of the United States containing similar provisions. No affected Party shall give any notices or take any other action inconsistent with the election made hereby. In making the foregoing election, each affected Party states that the income derived by it from the transactions under this Agreement can be adequately determined without a computation of partnership taxable income. A Party that is not subject to the income tax laws of the United States of America in respect of this Agreement and the transactions under this Agreement shall not be required to do any act or execute any instrument which might subject it to the taxation jurisdiction of the United States of America.

16.7	Each provision of this Agreement is severable and distinct from the others and if any such provision shall in whole or in part be held to any extent to be illegal or unenforceable under any enactment or rule of law that provision or part shall to that extent be deemed not to form part of this Agreement and the validity and enforceability of the remainder of this Agreement shall not be affected.

16.8

This Agreement, and the confidentiality agreement between the Parties dated 30th May 2008 contain the entire agreement between the Parties and supersedes the Offer Letter dated 28 August 2008 from the Buyer, the Letter Agreements dated September 5, 2008 and September 11, 2008 between the Parties, all prior negotiations, proposals, statements of intent, understandings and agreements relating to the subject matter hereof. Each of the Parties agrees that it will have no remedy in respect of any untrue representations or statements made by the other Party or its advisers, unless made fraudulently, and upon which it relied in entering this Agreement.

17	Governing Law and Arbitration

17.1	The construction validity and performance of this Agreement and all agreements executed pursuant hereto shall be governed by English law (other than choice of law rules).

17.2	Subject to Clause 3.13 and Clause 12.7.4, all disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of the LCIA by three (3) arbitrators appointed in accordance with those rules. London shall be the seat of arbitration and the language of the arbitration shall be English and all documents submitted to the arbitration shall be submitted to the arbitration in their original form together with an English translation.

17.5	Each Party agrees that without preventing any other mode of service, any document in any dispute referred to arbitration hereunder may be served on any Party by being delivered to or left for that Party at its address for service of notices under Clause 10 and each Party undertakes to maintain such an address at all times in accordance with Clause 10 and to notify the other Party in advance of any change from time to time of the details of such address in accordance with the manner prescribed for service of notices under Clause 10.

Schedule 1 (to SPA Terms)

Licence(s), related Licensed Interest Documents and other related information

As per Schedule 1 of the Sale and Purchase Agreement between the Seller and the Buyer dated 23rd

September 2008 and amended and restated on      October 2008

Schedule 2 (to SPA Terms)

Summary of the Consideration allocated to assets qualifying for Capital Allowances

.

Field/Area	Plant & Machinery (£s)	Mineral exploration & access – (£s)	£s
Wenlock	24,867,993	115,609	27,480,000
Tors	33,544,784	143,072	44,910,000

			£72,390,000 (as may be increased per Clause 3.1)

Any balance of the respective considerations will be allocated to the Licences

The Sterling column includes the £6,140,000 Advance

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Schedule 3 (to SPA Terms)

Working Capital

1.	Pursuant to Clause 3.5, the working capital balance shall be determined in relation to the Option Interests in accordance with the provisions of this Schedule 3, by adding together the amounts of the Cash Balances, VAT Receivable, Other Assets, Inventory (net of provisions) and Prepayments (the “Positive Balance”) for the Option Interests and adding together the amounts of any overdraft balance, VAT Payable, Accruals and Other Liabilities (the “Negative Balance”) for the Option Interests and deducting the Negative Balance from the Positive Balance, and adding together the net balances.

2.	Elements

The elements of working capital shall comprise those items set out in the Exhibit to this Schedule 3, which items shall relate solely to the Option Interests and have the following meanings:

“Accruals”	means the amounts accrued by the Joint Account but unpaid as at the Economic Date;

“Cash Balances”	means cash balances held by the Joint Account at the Economic Date;

“Inventory”	means the value of equipment held at the Economic Date;

“Joint Account”	means any joint account held by the Operator in accordance with the JOA;

“Other Assets”	means other assets due to the Joint Account but unpaid at the Economic Date;

“Other Liabilities”	means the other liabilities accrued by the Joint Account but unpaid as at the Economic Date;

“Prepayments”	means amounts prepaid by the Seller or the Operator on account of expenditure incurred on an accruals basis of accounting after the Economic Date;

“VAT Receivable/Payable”	means VAT due to/from the Joint Account but not recovered/paid at the Economic Date.

2

3.	Valuation of certain elements

For all elements of working capital, the figures shall be derived from the statements provided by the Operator.

3

Exhibit to Schedule 3

WORKING CAPITAL SCHEDULE

INTEREST	100% JOINT VENTURE £	INTEREST %	INTEREST SHARE £
AS PER OPERATOR STATEMENTS

CASH BALANCES
PREPAYMENTS
VAT RECEIVABLE/PAYABLE
OTHER ASSETS
INVENTORY
ACCRUALS

OTHER LIABILITIES

TOTAL WORKING CAPITAL

4

Schedule 4 (to SPA Terms)

Format for Interim Completion Statement and Final Completion Statement

STATEMENT OF CONSIDERATION

Description	Clause/Schedule	Amount £	Amount £
Purchase Price	Clause 3.1
Interest thereon	Clause 3.15

Adjustments

Working Capital Adjustment	Clause 3.5, Schedule 3	+/-
Interest thereon	Clause 3.16	+/-	+/-

Cash Calls Adjustment	Clause 3.6	+
Interest thereon	Clause 3.16	+	+

Petroleum Sales Adjustment	Clause 3.7	-
Interest thereon	Clause 3.16	-	-

Interim Period Adjustment	Clause 3.8	+
Interest thereon	Clause 3.16	+	+

Total consideration (incl Adjustments)

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SCHEDULE 5

AFEs

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